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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)

                             SHILOH INDUSTRIES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   824543 10 2
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                                 (CUSIP Number)

                             David J. Hessler, Esq.
                          Wegman, Hessler & Vanderburg
                                    Suite 200
                            6055 Rockside Woods Blvd.
                              Cleveland, Ohio 44131
                                  216-642-3342
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 22, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 13d-7(b) for other parties to whom copies of this statement are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 824543  10  2                                             Page 2 of 5

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   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          MTD Products Inc.

          I.R.S. Identification No. 34-0658691
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)|_|
                                                                        (b)|_|
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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS

          OO
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              |_|
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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Ohio
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    NUMBER OF         7     SOLE VOTING POWER

      SHARES                7,300,866
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   BENEFICIALLY       8     SHARED VOTING POWER

     OWNED BY               0
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      EACH            9     SOLE DISPOSITIVE POWER

    REPORTING               7,300,866
                    ------------------------------------------------------------
     PERSON           10    SHARED DISPOSITIVE POWER

      WITH                  1,104,400
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,405,266
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                    |X|

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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          56.8
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   14     TYPE OF REPORTING PERSON

          CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION


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CUSIP No. 824543  10  2                                             Page 3 of 5



      This Amendment No. 4 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed on March 31, 1998, as amended, by MTD Products Inc. ("MTD") and certain other stockholders relating to the common stock, par value $.01 per share (the "Common Stock"), of Shiloh Industries, Inc., a Delaware corporation (the "Company").


Item 3.  Source and Amount of Funds or Other Consideration

      Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

      In November 1, 1999, the Company acquired the automotive division ("MTD Automotive") of MTD for $20.0 million in cash and 1,428,571 shares of Common Stock of which 535,714 were contingently returnable at November 1, 1999. Pursuant to the terms of the earnout provisions of the Asset Purchase Agreement, dated June 21, 1999, as amended (the "Asset Purchase Agreement") entered into by and among the Company, Shiloh Automotive, Inc. and MTD, and included as Exhibit 1 to Amendment No. 3 to this Schedule 13D, the aggregate consideration was increased due to the performance of MTD Automotive during the first twelve months subsequent to consummation of such acquisition. As a result of the subsequent performance of MTD Automotive, the 535,714 contingently returnable shares of Common Stock were not required to be returned to the Company and in January 2001, the Company issued MTD an additional 288,960 newly-issued shares of Common Stock and the Company's wholly-owned subsidiary issued a promissory note in the aggregate principal amount of $4.0 million, due in full on November 1, 2001.


Item 4.  Purpose of Transaction

      Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

      The terms of the earnout provisions in Section 2.8 of the Asset Purchase Agreement entitled MTD to additional consideration as a result of the performance of MTD Automotive. On January 22, 2001, the Company entered into a second amendment (the "Second Amendment") to the Asset Purchase Agreement among the Company, Shiloh Automotive, Inc. ("Buyer"), and MTD. The Second Amendment is included hereto as Exhibit 1.

      Pursuant to the terms of the Second Amendment and in accordance with the earnout provisions of the Asset Purchase Agreement, the Company issued MTD 288,960 newly-issued shares of Common Stock and the Company's wholly-owned subsidiary issued a promissory note in the aggregate principal amount of $4.0 million, due in full on November 1, 2001.

Item 5.  Interest in Securities of the Issuer.

      Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

      (a)-(b) MTD had, as of January 22, 2001, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of the Common Stock as follows:

      As of January 22, 2001, MTD beneficially owned 8,405,266 shares of Common Stock, constituting 56.8% of the outstanding Common Stock, with the sole power to vote and to dispose of 7,300,866 of such shares, and, as a result of the shared dispositive power held by certain MTD executive officers comprising the investment committee of the MTD Products Inc. Master Employee Benefit Trust, a trust fund established and sponsored by MTD (the "Fund"), the shared power to dispose of 1,104,400 shares beneficially owned by the Fund. In addition, Summit Insurance Company of America ("Summit"), a wholly owned subsidiary of MTD, has transferred to MTD the 1,000,000 shares of Common Stock owned by Summit.

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CUSIP No. 824543  10  2                                             Page 4 of 5


      As of January 22, 2001, Curtis E. Moll, the Chairman of the Board and Chief Executive Officer of MTD, owned 5,000 shares of Common Stock, Sara H. Moll, the wife of Curtis E. Moll, owned 1,000 shares of Common Stock, Sara F. Moll, the daughter of Curtis E. Moll, owned 1,500 shares of Common Stock, Dieter Kaesgen, President and Chief Operating Officer of MTD, owned 7,000 shares of Common Stock, John Milks, Vice President - Plant and Facilities of MTD, owned 300 shares, David J. Hessler, Secretary and Special Counsel of MTD, owned 11,700 shares of Common Stock and served as trustee of a trust which held 4,500 shares of Common Stock, Martha Hessler, the wife of David J. Hessler, owned 1,000 shares of Common Stock, Ronald C. Houser, Executive Vice President and Chief Financial Officer of MTD, owned 2,000 shares, John A. Rainone, Executive Vice President - Customer Support of MTD, owned 700 shares, Theodore S. Moll, Executive Vice President -Operations of MTD, owned 3,000 shares in trust and held 300 shares as custodian for a minor child and Harmut Kaesgen, Executive Vice President - Corporate Development of MTD, owned 3,000 shares. Curtis E. Moll and David J. Hessler serve as trustees of The Jochum Moll Foundation, a charitable organization, and have the power to vote and dispose of the 20,000 shares held by The Jochum Moll Foundation. MTD disclaims beneficial ownership of shares held by its executive officers and directors.

      Certain of the executive officers and directors of MTD share the power to vote and dispose of shares of Common Stock beneficially owned by MTD. As a result, certain of the executive officers and directors of MTD may be deemed to beneficially own the shares of Common Stock that MTD may be deemed to beneficially own. MTD anticipates that certain of its executive officers and directors may acquire shares of Common Stock for their individual accounts in open market transactions at prevailing prices, subject to any applicable legal or other restrictions on their ability to do so. Except as set forth in Item 6, there are no agreements, understandings or arrangements between MTD and any of its executive officers, directors or the MTD Controlling Shareholders with respect to the Common Stock, and there can be no assurance that any acquisitions by such executive officers or directors will take place.

      Percentages set forth on the cover pages hereof and in this Item 5 are based on the 14,798,094 shares of Common Stock outstanding as of January 22, 2001.


      (c) As more fully described in Item 4 hereof, on January 22, 2001, the Company issued MTD 288,960 newly-issued shares of Common Stock and the Company's wholly-owned subsidiary issued a promissory note in the aggregate principal amount of $4.0 million, due in full on November 1, 2001.

      (d) Except for the current shared dispositive power with respect to the trusts noted in this Item 5, no person has the right to direct the receipt of the proceeds from the sale of Common Stock owned by MTD.

      (e) Not applicable.


Item 7.  Material to be Filed as Exhibits.

1. Second Amendment to Asset Purchase Agreement, dated January 22, 2001, by and among the Company, Shiloh Automotive, Inc. and MTD.
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                                    Signature


      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 31, 2001

                                           MTD Products Inc.



                                           By:  /s/ Ronald C. Houser
                                               -------------------------------
                                               Name:  Ronald C. Houser
                                               Title: Chief Financial Officer